EXHIBIT 99.2

Report of Voting Results

Annual Meeting of Shareholders of

SUNCOR ENERGY INC.

(“Suncor”)

April 28, 2016

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

1.                                  By resolution passed by vote conducted by ballot, the following directors were elected to hold office until the next annual meeting of shareholders:

Name	Votes For	%	Votes Withheld	%

Patricia M. Bedient	1,069,335,679	99.78	2,317,208	0.22
Mel E. Benson	1,041,767,162	97.21	29,885,725	2.79
Jacynthe Côté	1,067,373,163	99.60	4,279,724	0.40
Dominic D’Alessandro	1,067,097,864	99.58	4,553,959	0.42
John D. Gass	1,051,102,502	98.08	20,550,385	1.92
John R. Huff	1,041,662,000	97.20	29,990,886	2.80
Maureen McCaw	1,063,216,401	99.21	8,436,486	0.79
Michael W. O’Brien	1,059,681,166	98.88	11,971,720	1.12
James W. Simpson	1,064,946,274	99.37	6,706,613	0.63
Eira M. Thomas	1,019,739,070	95.16	51,913,817	4.84
Steven W. Williams	1,068,918,286	99.74	2,734,601	0.26
Michael M. Wilson	1,066,064,572	99.48	5,588,314	0.52

2.                                  By resolution passed by show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, was appointed to serve as Suncor’s independent auditors until the next annual meeting of shareholders.

3.                                   Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular dated February 25, 2016 was approved by a vote, conducted by ballot, of 981,520,801 (91.59%) for and 90,134,146 (8.41%) against.

4.                                   Shareholder Proposal No. 1 regarding ongoing reporting on Suncor’s initiatives respecting climate change was approved by a vote, conducted by ballot, of 1,090,460,080 (98.18%) for and 20,266,884 (1.82%) against.

5.                                   Shareholder Proposal No. 2 regarding annual disclosure by Suncor of lobbying-related matters was not approved with a vote, conducted by ballot, of 428,696,625 (40.00%) for and 642,958,122 (60.00%) against.